SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of: August 2026
Commission File Number: 333-225519-01

HYDRO ONE LIMITED
(Translation of Registrant’s name into English)

483 Bay Street, South Tower, 8th Floor, Toronto Ontario M5G 2P5 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐            Form 40-F  ☒

EXHIBIT INDEX

99.1	Hydro One Limited news release dated August 12, 2026

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HYDRO ONE LIMITED

/s/ Harry Taylor
Name: Harry Taylor
Title: Executive Vice President, Chief Financial and Regulatory Officer

Date:	August 12, 2026